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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax
August 21, 2023
David S. Greenspan
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	T. Rowe Price OHA Select Private Credit Fund (the “Fund”)
File No: 333-266378
Dear Mr. Greenspan:
We are writing in response to comments provided telephonically on April 21, 2023 relating to Pre-Effective Amendment No.1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023, on behalf of the Fund, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf. Capitalized terms used herein shall have the meaning ascribed to them in the Registration Statement unless otherwise indicated.
On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
1.Comment: Please explain supplementally how the private offering of Class I Common Shares complies with Rule 152 under the Securities Act of 1933, as amended.
Response: Prior to the effective date of the Registration Statement, the Fund has conducted several private placement offerings (each, a “Private Placement”) in reliance on the exemptions from the registration requirements of Section 5 of the Securities Act set forth in Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506(b) of Regulation D thereunder. Each investor in a Private Placement was an “accredited investor,” as defined in Rule 501 under the 1933 Act, and a “qualified purchaser,” as defined in Section 2(a)(51)(A) of the 1940 Act. The Fund did not and will not engage in any general solicitation or advertising for any such Private Placement and investors for Private Placements were not and will not be identified or contacted through the marketing of the Fund.

The Fund respectfully submits that any Private Placement of the Fund, whether commenced before or after the filing of the Fund’s registration statement, should not be integrated with the public offering of the Fund’s securities. Rule 152 under the 1933 Act (the “Integration Rule”) expressly recognizes that issuers in the registration process may continue to raise capital privately pending completion of a public offering, subject to certain requirements under the Integration Rule. The Integration Rule provides a number of non-exclusive safe harbors, one of which relates to subsequent registered offerings. This safe harbor provides:
“An offering for which a registration statement under the [1933] Act has been filed will not be integrated if it is made subsequent to:
(i) A terminated or completed offering for which general solicitation is not permitted;
(ii) A terminated or completed offering for which general solicitation is permitted made only to qualified institutional buyers and institutional accredited investors; or
(iii) An offering for which general solicitation is permitted that terminated or completed more than 30 calendar days prior to the commencement of the registered offering.”
(Rule 152(b)(3).)
The Private Placement(s) of the Fund conform to clause (i) of this safe harbor and, therefore, should not be integrated with the public offering of the Fund’s securities. As noted above, the Private Placement(s) have been or will be conducted in reliance on Rule 506(b) of Regulation D, which prohibits general solicitation or advertising to market securities. The Private Placement(s) will be completed prior to the effectiveness of the Registration Statement and the Private Placement(s) will have closed for purposes of Rule 152 at the time the participants sign the subscription agreement with the Fund. In addition, the Fund respectfully submits that it intends that any future private placement(s) it may conduct would also comply with Rule 152.

2.Comment: Please revise the disclosure in the prospectus to include additional details regarding the offering of Class I Common Shares to an affiliate of OHA or file a version of the Subscription Agreement for Seed Capital that complies with the requirements of Item 601 of Regulation S-K.
Response: A version of the Subscription Agreement for Seed Capital that complies with the requirements of Item 601 of Regulation S-K has been filed as an exhibit to Pre-Effective Amendment No.2 to the Registration Statement.
3.Comment: Please confirm the Fund’s website will be launched prior to effectiveness of the Registration Statement.
Response: The Fund hereby confirms its website will be launched prior to the first subscription closing date for the Fund's public offering.
4.Comment: Clause (F) of Section 14.5(i) of the Declaration of Trust appears to be inconsistent with the last sentence of Section 14.5 and the SEC’s view regarding anti-waiver provisions and waiving shareholder rights under the federal securities laws. Please revise the Declaration of Trust and corresponding disclosure in the Registration Statement to remove clause (F).

Response: The Declaration of Trust and the disclosure in the Registration Statement have been revised accordingly.
5.Comment: Please file the Investment Advisory Agreement dated October 7, 2022 and the JPM Credit Agreement as exhibits to the Registration Statement.
Response: The Investment Advisory Agreement dated November 10, 2022, which is the final executed version, and the JPM Credit Agreement, have been filed as exhibits to the Fund’s Quarterly Report on Form 10-Q for the period ended June 30, 2023 (as filed on August 10, 2023) and have been incorporated by reference in Pre-Effective Amendment No.2 to the Registration Statement.
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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz
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